Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended

Subject Company:

A.G. Edwards, Inc.

Commission File No.: 1-8527

Date: September 11, 2007

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and A.G. Edwards, Inc. (“A.G. Edwards”) and the combined company following the proposed merger between Wachovia and A.G. Edwards (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Golden West Financial Corporation (“Golden West”) completed on October 1, 2006 (the “Golden West Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Golden West Merger, (iii) statements regarding certain of Wachovia’s and/or A.G. Edwards’ goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of Wachovia’s credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and A.G. Edwards in connection with the Merger or the businesses of Wachovia and Golden West in connection with the Golden West Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the risk that expected revenue synergies and cost savings from the Merger or the Golden West Merger may not be fully realized or realized within the expected time frame; (3) the risk that revenues following the Merger or the Golden West Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Golden West Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the inability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of A.G. Edwards’ shareholders to approve the Merger; (7) risk that the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or A.G. Edwards conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s and A.G. Edwards’ brokerage and capital markets activities. Additional factors that could cause Wachovia’s and A.G. Edwards’ results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and A.G. Edwards’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or A.G. Edwards or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and A.G. Edwards do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to A.G. Edwards’ shareholders for their consideration. A.G. Edwards’ shareholders are urged to read the definitive proxy statement/prospectus regarding the proposed Merger, as well as any other relevant documents concerning the proposed Merger filed with the SEC (and any amendments or supplements to those documents), because they contain important information. You will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Wachovia and A.G. Edwards, at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.wachovia.com and www.agedwards.com. Copies of the definitive proxy statement/prospectus and the SEC filings incorporated by reference in the definitive proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-383-0798; or to A.G. Edwards, Inc., Investor Relations, One North Jefferson Avenue, St. Louis, MO 63103, (314) 955-3000.

THE FOLLOWING IS A TRANSCRIPT OF WACHOVIA’S PRESENTATION AT AN INVESTOR CONFERENCE HELD ON SEPTEMBER 10, 2007

Jason Goldberg — Lehman Brothers

If everyone could find a spot we’ll get going. Next up, we’re very pleased to Wachovia kick off I guess the second half of this morning’s presentation. Wachovia is I think a very good company to have within our financial services conference given it plays in most segments of the financial services industry, whether it’s retail banking, corporate and investment banking, private wealth and asset management, as well as corporate banking.

From the Company we’re very pleased to have Ken Thompson, Chairman and Chief Executive Officer. With him is also Don Truslow, Chief Credit Officer; Alice Lehman from Investor Relations; and Ellen Taylor from Investor Relations. With that, I’ll turn it over to Ken.

Ken Thompson — Wachovia

Thank you, Jason, and good morning to everybody. I’m excited to be here today to share with you Wachovia’s story. Before I move into our slide show I just want to talk for a minute about Wachovia’s management team and our business approach at Wachovia. Our senior management team has been together since 2000 and early 2001, and we’ve built a company at Wachovia with a philosophy that quality matters in everything that we do. And that means quality is important from dealing with our smallest retail customers through our corporate customers and how we deal with employees and investors and other constituencies, as well.

Throughout today’s presentation you’re going to see the results of our core philosophy of managing the Company, and that philosophy has four main tenets. The first is that we pursue businesses and markets that have high growth rates. The second is when we decide on a market our goal is to serve the customers in that market better than anyone else that we compete with. Third, we manage the business aggressively, focusing on quality delivery and cost-effectiveness. And forth, we constantly manage risk. So in summary, we can’t control the markets and their ups and downs, but we can stay true to our approach, which is working at Wachovia.

And this slide is a snapshot of the results that our management team has put together over the last five or six years. We’ve had six straight years of ranking number one in customer satisfaction on the University of Michigan customer satisfaction index. We’ve reduced the efficiency ratio by 938 basis points since the fourth quarter of ‘01. We’ve proactively reduced risk in our portfolio. We’ve gone from 70 basis points of charge-offs in ‘01 to 15 basis points in the first half of this year. We’ve had our fifth straight year of double-digit earnings growth. We’ve had a 167% increase in the dividend since the fourth quarter of ‘01. And in spite of subpar results on our stock price in the last year, our total shareholder return since 2001 is in the top quartile of the top 20 banks.

You’ve seen this slide many times. We’re in high growth geographies, and we’re in those geographies with multiple businesses that can capitalize on population growth and wealth. And you can see here that we’re number three in deposit share. We’re the second-largest securities broker. We’re the fifth largest wealth manager according to Barron’s magazine. And an interesting fact I think on this slide that we’ve really never publicized but which I think is important is that through both our brokerage channel and our bank channel we do business with about one in five of the wealth households in the United States.

We also consistently show you this slide in our presentation. We’ve got four primary business lines, and those business lines hold about 30 individual businesses. We have a diversity from traditional banking to capital markets businesses, and that diversity helps balance our earning streams across many different market cycles. And those businesses tend to refer customers to each other on a consistent basis. And we set it up to encourage them to do that, and we think that does two things for us. We think it allows us to go deeper with our customers, and we know it increases revenue and earnings for our company.

Now over the next few slides I want to highlight our biggest business, our General Bank. I believe that pound for pound it’s the best in the country. So over the next few minutes I’m going to delve into the points on this slide, and those are how we go about customer acquisition; organic growth in loans and deposits. We’re going to talk about our de novo branching effort, and then I want to discuss our mortgage business with you.

Our General Bank’s customer retention and customer acquisition efforts are a point of pride for this company. Their success is a significant driver of profits for us. When our current team assumed responsibility in 2000, our General Bank’s gross customer attrition was in excess of 20%. So every year we were losing one in five customers. Today that attrition rate has been cut in half. And over roughly that same period of time our customer acquisition rate has increased by about 30%. That formula works. It not only works in great customer satisfaction rankings, but, more importantly, when you’re adding new customers at a faster rate and you’ve cut your attrition in half, it’s going to help your profits. And it has helped ours.

New household acquisition has been significantly enhanced by our de novo branching program, and we started that program back in 2003. Since that point in time we have added 315 de novo branches, each of those branches had a goal when we opened it, and each of those branches has been tracked diligently since the day we opened it. And you can see on this slide that together the 315 branches are leading to an internal rate of return of roughly 25%. About three-quarters of those branches are meeting or exceeding the goals that we set for the branches when we opened them. And those that aren’t, are working against a plan that has been developed to get them back on track to do that.

And on the right hand side of this slide you can see that SNL Securities, which is a consulting firm, tracks de novo branches of the banks that are opening them. And what you see on the right hand side of the slide is all de novo branches opened by these competitors from July 2005 through July 2006, which is the latest data that’s available. And you can see that our deposits per branch per month at Wachovia are comparing very favorably to our competition.

An important strength of the General Bank at Wachovia is its ability to quickly bring acquired branches up to the sales levels of Wachovia branches. We immediately implement our model when we consummate a merger, we change incentive plans, and we measure service levels down to the individual person in our branches. And I can tell you that this rigor works for us. In both the First Union-Wachovia merger which is shown at the top of this slide, and the Wachovia-SouthTrust merger on the bottom, branch loan and deposit growth at acquired branches surged in the years following the consummation. And here’s an important point for you to take note of. We’re seeing this same pattern in the Golden West branches that are coming in through that merger. Even before we have changed the name, we are seeing a rapid increase in the sale of deposit products in Golden West branches, and I’ll talk more about that later.

Growing deposits is perhaps the most profitable thing that a retail and small-business bank can do, and that’s been an important strategy of our General Bank over the last five or six years. Since 2001 our General Bank has grown core deposits at a 20% compound annual growth rate and organic growth of core deposits during that period has been at a 9% compound annual growth rate. And in 2007 we focused on checking account growth with a goal to open 1 million net new checking accounts at Wachovia. And you can see on the right hand side of this slide that in the first half of ‘07 we’re more than half way to achieving that goal, and we’ve already sold more checking accounts at Wachovia in ‘07 than we sold in all of 2006.

So as I mentioned earlier, we’re seeing good progress in Golden West branches sales. The Golden West branch system is contributing to our checking account growth that I just talked about, and you see on this slide that we have sold 54,000 checking accounts through June of ‘07 in the Golden West branches in California alone. And by the way, those checking accounts have higher opening balances than what we are experiencing on the East Coast. In all of 2006 Golden West sold 8,600 accounts. So I’m convinced that our ability to implement our general banking model in Golden West branches is something that’s going to work nicely.

An important point on the right hand side of this slide is we are actively selling escrow accounts now through the Golden West mortgage channel. Our escrow account balances have been growing $30 million a month, and our balances are now over $250 million on August 31st at Golden West. This is something that Golden West didn’t do. They had no need to grow low-cost core deposits since their mortgages were priced off of the Cost of Savings Index.

Our General Bank is not only growing, it’s growing while it’s aggressively managing costs and this slide illustrates that. Even as it builds de novo branches, even as it is spending money to grow consumer credit, and even as we are hiring people in our western expansion, the General Bank has reduced their Cash OER from 64% in the year 2000 to 44% today. This is a great performance, I believe, and it gives us confidence that in any kind of environment our biggest business unit, our General Bank, will continue to execute.

I believe, and I think it is now being more recognized in the market, that Wachovia is well positioned to benefit from the turmoil that exists in today’s mortgage market. Competitive ranks are thinning as companies go out of business. Many competitors who lack funding and the ability to fund mortgage growth have narrowed their product lines significantly, and we’re in a situation where portfolio lenders, and that’s what we are, we originate to hold, are in a much more competitive position than in the last two to three years.

Wachovia’s Pick-A-Payment ARM product is regaining its attractiveness. Spreads are widening, prepayments are slowing and the yield curve looks like it’s going to get back to a more normal and favorable level. Just on Friday I saw the mortgage outstanding numbers through the end of August, and for the first two months of the third quarter our mortgage outstandings are up by $1.2 billion. And this marks a change from what we’ve seen over the last year in the mortgage market.

And this slide I think is an important one because it shows that the Golden West option ARM product is very different than the option ARM product that you’ve read about at competitors who are in stressed situations. You can study this comparison for yourself, but I want to just make a few points.

First of all, our product, our option ARM product, is originated for our portfolio. That’s extremely important. We are not chasing gain on sale accounting treatment. We are not pressed to do volume just to keep the wheels turning.

Secondly, our product is underwritten to a fully indexed rate, not to a teaser rate. And I think as you have seen case after case of other mortgage companies reporting, you can see the damage that’s done if you underwrite to a teaser rate.

Third, we underwrite each loan individually, and we underwrite it in the geography where the loan is made. We do not have a black box model. We are making decisions at the point of the customer.

Fourth, we appraise loans in-house. We have 1,100 appraisers who are charged with giving the right value for houses and they are held accountable for that. We are not buying appraisals to meet the needs of the borrower.

And fifth, our loans are indexed to the cost of Wachovia CDs with a locked in margin when we make the loan. That’s really important, and it’s important for two reasons. One, we get a good margin that’s guaranteed; but two, our borrowers in our ARM product do not face huge increases in the pricing of their mortgage. It’s a gradual increase. In fact, we limit the amount that an ARM product that we originate can go up at 7.5% a year. So there are no interest rate resets of any proportion at Wachovia.

The bottom line is this business is conservatively underwritten, and it is consumer friendly and it will prove out over time. This conservative, consumer-friendly underwriting was instituted by Golden West over 40 years ago and it’s produced low credit losses throughout that period.

As you can see on this slide, NPAs rise — and our NPAs are rising today — but Golden West showed that as NPAs rose in the ‘90s, charge-offs were very limited. It’s conservative underwriting. It’s a very conservative appraisal process. And it’s a portfolio lender servicing the loans that it originates. That’s what you saw at Golden West, low losses, and that’s what we think you will see at Wachovia.

And so to help us validate our beliefs about our mortgage business, we engaged one of the big four accounting firms, the consulting arm of one of the big four accounting firms, to dive into our mortgage business with us. We wanted them to do two things for us. We wanted an outside look at the processes and procedures that Golden West had employed for 40 years. We wanted to make sure that we are staying true to all those processes and procedures, and their report back to us was, you are.

But secondly, and maybe more importantly, we wanted someone to look at the modeling that we do on estimated losses against various housing price declines and different scenarios. And that modeling showed that under a scenario of a rise in loss severity along with slowing prepays and home price declines of 5.5% nationally in 2007 and 6.5% nationally in 2008, our expected charge-offs at Wachovia mortgage would be less than 10 basis points. And importantly, the slowdown in prepays that occurs in that scenario would produce net interest income to us which would exceed the credit losses in that scenario. So we think we are well positioned with our model to do extremely well as we move forward in this environment.

Now let me switch to our retail brokerage operation. Our franchise, as you know, is called Wachovia Securities. And we like this business. In fact, we’ve been growing this business for 10 years now. We see the securities business as another channel into the wealth market. We see it as a great way to capture the surge of retirement savings that is changing hands in the economy over the next decade. And it’s growing power is enhancing our investment bank, and its producing loan and deposit sales for our General Bank.

You can see on this slide why brokerage is growing so nicely at Wachovia. On the top left side here of the slide, you can see that broker client assets are increasing at a 21% compound annual growth rate over the last six years. In the top right side you see that we’ve had an 8% compound annual growth rate in revenue per registered rep. On the bottom left you see that recurring revenues are now 60% of total revenue at Wachovia Securities. And very importantly, on the bottom right hand side of the slide you see that our pretax margin has gone from 11% in 2001 to 26% this year.

In fact, brokerage is at the center of our strategy to increase revenue through partnerships across boundaries in our different business units. Here are two examples of how that’s working. The first example on the left side is simply the partnership between our brokerage company and our investment bank where they work together to maximize retail distribution of investment bank originated products. And you can see that that has been growing at a 14% compound annual growth rate since that partnership started in 2003.

The second example is I think very interesting. It shows loan and deposit sales through our brokerage company. And it’s interesting to me, in the last 12 months we’ve grown a $4 billion loan bank and a $2 billion deposit bank, that’s significantly bigger than the company that I joined 30 years ago. But in both areas we see significant upside potential as this partnership continues to work.

And we know that there’s further upside as we bring A.G. Edwards into our family. You can see on this slide that earnings can be enhanced by simply increasing A.G. Edwards’ productivity to the Wachovia Securities standards. We accomplished this in our Prudential joint venture and we fully expect to accomplish it with A.G. Edwards.

Let me turn now to our Corporate and Investment Bank. This is a business that has exhibited outstanding organic growth over the last six years, and it will show good growth in the future, we believe. Clearly, the fixed income markets are currently challenged, and this is going to reduce the value of some assets and it will impact revenue growth in the near-term. But these factors do not diminish our belief in this business line. And in fact, the repricing of risk that is taking place right now in the business will make it more attractive as we go forward.

As I said, we’ve grown our investment bank organically. There are virtually no acquisitions involved in the growth of this business. And on the right hand side of this slide you can see that our Corporate and Investment Bank has steadily increased its earnings contributions. And on the left side you can see that our risk-adjusted return on capital has been strong.

And I like this slide. From the end of 2001 through the second quarter of ‘07 Wachovia has gained more U.S. market share than any of our competitors based on percentage of the fee pool earned. We believe that in an environment where capital is going to be more important going forward we will be poised to continue this growth.

Since mid-July, debt markets have been in a turmoil. That’s not news to this audience. And there’s significant apprehension in the market about its impact on companies. So I want to spend just a little time talking about Wachovia’s position and trying to clarify where we are. In the first quarter we began to believe that the risk/reward in the leveraged loan market was out of whack and so we started pulling back in that market. The result is we have relatively modest exposure in leveraged loans and in high yield bridges. Let me give you an example of that.

In 2006 we were a lead manager on five of the top 10 leveraged buyouts that were booked. We pulled back early in ‘07 and this year we’ve been lead manager on none of the top 10 leveraged buyouts that have been booked. And so we are going to have a relatively modest exposure there. Secondly, we’re not in the prime brokerage business, and so we have virtually no exposure in the hedge fund market. Third, we’ve had very little participation in the subprime mortgage origination and the securitization business.

In the last several years — last three years — we’ve made two acquisitions each of which had a small component of subprime origination in it. In both cases we shut down that subprime origination. And so you’re not going to see dramatic exposure there either.

Turning to structured products businesses, we also began dialing back there in the first quarter of this year. And we believe that our CDOs, CLOs and other structured product warehouses are at very manageable levels at Wachovia. So let me be clear. The volatility in the fixed income market is being felt at Wachovia. We don’t know when markets will normalize, and, like the industry, we will mark positions to market and we will do it aggressively. But I’m confident that our marks are going to reflect liquidity discounts, not discounts on the credit of the underlying assets.

As we move into the last part of ‘07, Wachovia’s historic focus on risk management and efficiency will be helpful, and our liquidity and our excess capital can be deployed more profitably given the repricing of risk that we are experiencing. On this slide, and we show you this slide every time we meet, you see all of our loan portfolio statistics. You can review them at your leisure. I’ll just point out that in the second quarter our total consumer charge-offs were 19 basis points and our commercial charge-offs were seven basis points. And whatever the environment going forward, we expect Wachovia to outperform our peer group.

We know that the market is focused on reserves-to-loan ratios. And at Wachovia, as you can see, we’ve built reserves over the last year in response to loan growth. But during this period there’s been no net deterioration in the quality of our loan portfolio. Frankly, I’d love to be able to add to reserves, but we simply can’t justify it to our accountants. And so we’ve not been able to do it beyond reserves associated with loan growth.

This slide talks further to our low risk loan portfolio. Real quickly, net charge-offs well below peers. NPAs to total loan ratio, well below peers. And our pretax, pre-provision earnings to charge-off ratio, which is a rating agencies’ ratio, is 2.5 times better than our peer group. And we have a significant capital cushion at Wachovia, which is always an advantage during difficult markets. As you see here, our economic capital is $7.5 billion less than our tangible capital, and we’re also extremely liquid. In fact, through August we’ve been selling $15 billion to $20 billion of Fed funds on a daily basis.

This slide shows the track record of our current management team. It shows earnings and dividends since the First Union/Wachovia merger was consummated in the fourth quarter of 2001. Since that time earnings have almost tripled from $800 million in the fourth quarter of ’01 to $2.3 billion in the second quarter of ’07. More importantly, earnings per share over that period have grown at a 15% compound annual growth rate, and our dividend has compounded at a 19% growth rate.

The earnings growth I just described translates into excess capital for us on an annual basis. In the last few years that excess capital has equaled about $3 billion a year. Going forward, our plans for deploying that capital focus on — first, our business units where we will spend money focusing on western expansion through our de novo efforts, where we will continue to grow our consumer credit platform, and where selectively we will expand internationally in asset management and investment banking.

Second, we will grow dividends as we have forecasted in the past. We would intend to continue to pay 40 to 50 percent of cash earnings in cash dividends. And third, while we have not been able to buy back much stock because of the A.G. Edwards acquisition, when that is completed we will get back to using excess capital for share repurchases.

I hope you will note that there’s nothing on this slide about acquisitions. We simply aren’t focused on acquisitions. Our head is down and we’re focused on managing our business. With that, I’ll stop my prepared remarks and I’m glad to take questions. Thank you.

Jason Goldberg — Lehman Brothers

Ken, just as a point for clarification, I guess the 10 basis points you mentioned in losses, was that on the Golden West portfolio or . . .?

Ken Thompson — Wachovia

That was on the Golden West portfolio. And again, that’s with a 5.5% house price decline nationally this year, 6.5% nationally next year. OFHEO prices just came out today, and we’re actually still seeing a little bit of growth in house prices.

Unidentified Audience Member

Could you give us an indication of how large the high yield commitments are and also any CMBS exposure?

Ken Thompson — Wachovia

What I would say there is — we have not disclosed what it is, but I would say that we have a 3% to 4% market share in the LBO business. And so if you apply that 3% to 4% to a number of $300 billion to $400 billion in unfunded LBOs at the current time, that will give you a fairly good indication of what our exposure would be.

I would tell you on CMBS, again in the first quarter as we look at risk/reward in the market, we really cut back on originating fixed rate commercial mortgages to go into our CMBS portfolio. We continue to originate floating-rate loans. But our warehouse is now down significantly from where it would have been at the beginning of the year.

Don Truslow — Wachovia

I might add on the high yield piece, the high yield component is a pretty small piece, and there is I think a data point on the CIB slide that gives you a sense of that.

Ken Thompson — Wachovia

Good point. Yes?

Unidentified Audience Member

(inaudible question—microphone inaccessible)

Ken Thompson — Wachovia

The question was could I comment on deposit pricing in the current environment given that people are more risk adverse. And I would just say that we have not been a leader in deposit pricing historically. We still are not pricing our deposits to be the top in the market. We have not seen a surge in deposits, but we’ve seen continued growth in deposits along the same levels that we were seeing prior to the markets seizing up.

Unidentified Audience Member

Judging the recent acquisition that occurred last week the price per acquisition still tends to be relatively high. And if you look at the cash-on-cash return on your stock, it at least in my mind seems very attractive. I’m wondering what your intermediate term outlook would be with regard to acquisitions. I understand in the next year or two you’re going to hunker down and try to make things tight and make the numbers work, but what’s your intermediate term outlook? Why do you need to buy a lot? Why don’t you just buy your stock at a more meaningful rate and . . .

Ken Thompson — Wachovia

Well, that’s what I said we would do. We’re going to buy stock. We’re going to increase our dividend. We’re going to reinvest in our businesses. Our head is down on mergers.

Unidentified Audience Member

But I’m asking on an intermediate term basis, not for next year to the next five years.

Ken Thompson — Wachovia

I’ll talk to you about that in a couple years.

Unidentified Audience Member

What extent are the managers of what was Golden West still with you today?

Ken Thompson — Wachovia

Herb and Marion are consultants; they are no longer employees of the Company. Jim Judd, who was president, will be with us through year-end; and Russ Kettell is still with us. The two key guys in the mortgage company under Jim, one running servicing, the other running the marketing and sales effort, are still with us, have moved to Charlotte, are well entrenched and doing a great job.

If you look at our sales force across the country, it’s all old Golden West. We still have the 1,100 appraisers. We still have the underwriters. The business is intact, and it is — and we have had very little loss of key people from Golden West. And we are seeing the business turn our way. Yes, in the back.

Unidentified Audience Member

You talked on this chart here about some of your priorities and reinvestment options. Are you accelerating the pace of reinvestment given the turmoil in some of the markets today? Are there new opportunities being presented to you that maybe you hadn’t thought of or thought attractive enough six or 12 months ago? How has this market environment sort of set you up for investment opportunities the next few years?

Ken Thompson — Wachovia

It’s exciting. We are — the industry is in a difficult time right now, but that is going to change. And when it changes you’re going to see the possibility of putting assets on our balance sheet at much better yields than anything that’s has been available over the last several years. That’s true in our mortgage business. It will be true in our investment banking business.

And even today we are seeing distressed sellers putting product on the market that would have a yield to us that is very substantially better than what we’ve seen in the past. And so one of the benefits of our liquidity and our capital position is we can on an opportunistic basis take advantage of some of those, and we will.

Jason Goldberg — Lehman Brothers

Ken, you talked about some near-term revenue challenges in sort of the market related businesses. Can you just talk to any opportunities on the expense side to kind of manage through that?

Ken Thompson — Wachovia

Yes, we’re still focused on expenses. We have achieved our goal $600 million to $1 billion of costs saves, but we promised you, our investors, that we would go for a higher number if revenue slowed down. And clearly, as a result of what’s going on in the markets today, revenue is going to be challenged in the intermediate term. And so we are focusing on more expense saves. Some of that will come from variable pay, but more of it will come from continued focus on improving processes, improving procedures and just being very tightfisted in how we spend money going forward. Yes?

Unidentified Audience Member

(inaudible — microphone inaccessible) and could you talk a little bit about the turmoil in the commercial paper markets and how that’s affected you, if at all? And any comments about what’s going on in Europe? That seems to be a mess.

Ken Thompson — Wachovia

Yes, we’ve had not a great effect on us right now. We’ve got a multiseller conduit and a single seller conduit, not significant in size, neither of which has been stressed at this point in any way that concerns us. We’ve always had those conduits in our liquidity planning. And we are not a provider of much in the way of commercial paper backup facilities to other people’s conduits.

So that’s not a significant concern for us as it relates to Wachovia exposure. It is a concern to us, though, as it relates to the market. And we’ve got about a three or four week period here where those maturities in the market are going to have to be funded, and we’ll just have to see how that’s handled and how it affects the industry. But as far as Wachovia is concerned, I like our position.

Jason Goldberg — Lehman Brothers

Ken or maybe Don, you did a good job I think kind of updating the Golden West mortgage exposure. Can we just talk to maybe some …. exposures whether it’s loans to home builders, construction loans, loans to mortgage companies, warehouse lines, etc.? Just any thoughts or quantifications?

Don Truslow — Wachovia

Yes, that is something, Jason, we have been watching for a couple of years and actually been pulling back. Our traditional commercial real estate book is somewhere on the order of magnitude of around $30 billion out of the $430 billion in total loans. And of that commercial real estate book there’s about a third of that that are in the categories that you mentioned — condos, developers, improved land, unimproved land.

Proportionally that is probably down from where it was a couple of years ago. We have not yet seen any material increases and credit problems there. Where we have seen some overall rise, gentle rise in criticized assets they have tended to be a little more highly concentrated in the regional builder sector. But again, it’s something that we’ve been watching pretty closely and moving pretty aggressively on where the problems emerged but right now we feel it’s very, very manageable.

Ken Thompson — Wachovia

Since there are no further questions, thanks for your interest in Wachovia.